SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)
(Amendment No. ___)*

Biocryst Pharmaceuticals Inc. (Name of Issuer)

Common Stock (Title of Class of Securities)

09058V 10 3 (CUSIP Number)

October 31, 2003 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    ☐
    Rule 13d-1(b)
    ☒
    Rule 13d-1(c)
    ☐
    Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 09058V 10 3	13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
Biotechnology Value Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☒
(b)☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER		0
OF
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		518,600
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH	8	SHARED DISPOSITIVE POWER
		518,600

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
518,600

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
2.94%

12	TYPE OF REPORTING PERSON*
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 09058V 10 3	13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
Biotechnology Value Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☒
(b)☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER		0
OF
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		272,283
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH	8	SHARED DISPOSITIVE POWER
		272,283

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
272,283

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
1.54%

12	TYPE OF REPORTING PERSON*
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 09058V 10 3	13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
BVF Investments, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☒
(b)☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER		0
OF
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		607,217
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH	8	SHARED DISPOSITIVE POWER
		607,217

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
607,217

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
3.44%

12	TYPE OF REPORTING PERSON*
OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 09058V 10 3	13G	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
Investment 10, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☒
(b)☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

	5	SOLE VOTING POWER
NUMBER		0
OF
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		40,000
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH	8	SHARED DISPOSITIVE POWER
		40,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0.23%

12	TYPE OF REPORTING PERSON*
OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 09058V 10 3	13G	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
BVF Partners L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☒
(b)☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER		0
OF
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		1,438,100
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH	8	SHARED DISPOSITIVE POWER
		1,438,100

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,438,100

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
8.14%

12	TYPE OF REPORTING PERSON*
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 09058V 10 3	13G	Page 7 of 10 Pages

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
BVF Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☒
(b)☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER		0
OF
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		1,438,100
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH	8	SHARED DISPOSITIVE POWER
		1,438,100

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,438,100

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
8.14%

12	TYPE OF REPORTING PERSON*
IA, CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 09058V 10 3	13G	Page 8 of 10 Pages

ITEM 1(a).  NAME OF ISSUER:

    Biocryst Pharmaceuticals Inc. ("Biocryst")

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

    2190 Parkway Lake Drive
    Birmingham, Alabama 35244

ITEM 2(a).  NAME OF PERSON FILING:

    This Schedule 13G is being filed on behalf of the following persons* (the "Reporting Persons"):

    (i)
    Biotechnology Value Fund, L.P. ("BVF")
    (ii)
    Biotechnology Value Fund II, L.P. ("BVF2")
    (iii)
    BVF Investments, L.L.C. ("Investments")
    (iv)
    Investment 10, L.L.C. ("ILL10")
    (v)
    BVF Partners L.P. ("Partners")
    (vi)
    BVF Inc. ("BVF Inc.")

    *
    Attached as Exhibit 1 is a copy of an agreement among the Reporting Persons (as specified hereinabove) that this Schedule 13G is being filed on behalf of each of them.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

    The principal business office of the Reporting Persons comprising the group filing this Schedule 13G is located at 227 West Monroe Street, Suite 4800, Chicago, Illinois, 60606.

ITEM 2(c).  CITIZENSHIP:

BVF:	a Delaware limited partnership
BVF2:	a Delaware limited partnership
Investments:	a Delaware limited liability company
ILL10:	an Illinois limited liability company
Partners:	a Delaware limited partnership
BVF Inc.:	a Delaware corporation

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

    This Schedule 13G is being filed with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Biocryst. The Reporting Persons' percentage ownership of Common Stock is based on 17,665,729 shares of Common Stock being outstanding.

ITEM 2(e).  CUSIP Number:

    09058V 10 3

CUSIP NO. 09058V 10 3	13G	Page 9 of 10 Pages

  ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c)
                  CHECK WHETHER THE PERSON FILING IS: One of the following

      Not applicable as this Schedule 13G is filed pursuant to Rule 13d–1(c).

  ITEM 4.  OWNERSHIP:

      The Reporting Persons have previously filed a Schedule 13D, as last amended pursuant to Amendment No. 1 to Schedule 13D on October 31, 2003. This Schedule 13G is being filed pursuant to Rule 13d–1(c) because the Reporting Persons now qualify thereunder.

      The information in items 1 and 5 through 11 on the cover pages (pp. 2 - 7) on this Schedule 13G is hereby incorporated by reference.

  ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

      If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities check the following. ☐

  ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

      Pursuant to the operating agreement of Investments, Partners is authorized, among other things, to invest the funds of Ziff Asset Management, L.P., the majority member of Investments, in shares of the Common Stock and to vote and exercise dispositive power over those shares of Common Stock. Partners and BVF Inc. share voting and dispositive power over the shares of Common Stock beneficially owned by BVF, BVF2, Investments and those owned by ILL10, on whose behalf Partners acts as investment manager and, accordingly, Partners and BVF Inc. have beneficial ownership of all of the shares of Common Stock owned by such parties.

  ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
                  THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

      Not applicable.

  ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:

      Not applicable.

  ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

      Not applicable.

CUSIP NO. 09058V 10 3	13G	Page 10 of 10 Pages

    ITEM 10. CERTIFICATION

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2003

BIOTECHNOLOGY VALUE FUND, L.P.

	By:	BVF Partners L.P., its general partner

		By:	BVF Inc., its general partner

			By:	/s/ MARK N. LAMPERT Mark N. Lampert President

BIOTECHNOLOGY VALUE FUND II, L.P.

	By:	BVF Partners L.P., its general partner

		By:	BVF Inc., its general partner

			By:	/s/ MARK N. LAMPERT Mark N. Lampert President

BVF INVESTMENTS, L.L.C.

	By:	BVF Partners L.P., its manager

		By:	BVF Inc., its general partner

			By:	/s/ MARK N. LAMPERT Mark N. Lampert President
INVESTMENT 10, L.L.C.

	By:	BVF Partners L.P., its attorney-in-fact

		By:	BVF Inc., its general partner

			By:	/s/ MARK N. LAMPERT Mark N. Lampert President

BVF PARTNERS L.P.

	By:	BVF Inc., its general partner

		By:	/s/ MARK N. LAMPERT Mark N. Lampert President

BVF INC.

	By:	/s/ MARK N. LAMPERT Mark N. Lampert President